Exhibit 21

SUBSIDIARIES OF REGISTRANT

Name	Jurisdiction of Organization
AMREP Corporation (Registrant)	Oklahoma
American Republic Investment Co.	Delaware
AMREP Southwest Inc.	New Mexico
Outer Rim Investments, Inc.	New Mexico
Two Commerce LLC	Florida
AMREPCO Inc.	Colorado
Las Fuentes Village II, LLC	New Mexico
Lomas Encantadas Development Company, LLC	New Mexico
Hawksite 27 Development Company, LLC	New Mexico
Enchanted Hills Development Company, LLC	New Mexico
Southwest Mineral Company, LLC	New Mexico
Commerce Blvd Holdings, LLC	Florida
Palm Coast Data Holdco, Inc.	Delaware

Certain subsidiaries have been omitted from this list. These subsidiaries, when considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X.